

Mail Stop 3561

December 16, 2015

John Fleming
Chief Executive Officer
InCapta, Inc.
1950 Fifth Avenue, Suite 100
San Diego, CA 92101

> **Re:** **InCapta, Inc.**
> **Form 10-12G**
> **Filed October 7, 2015**
> **File No. 000-29113**

Dear Mr. Fleming:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ John Dana Brown

      John Dana Brown
      Attorney-Advisor
      Office of Transportation and Leisure

cc: Brian F. Faulkner, Esq.